SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)

China Yuchai International Limited
_____________________________________________________________________________________
(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

G210821050

(CUSIP Number)

Jinshu Zhang
Reed Smith LLP
355 South Grand Avenue, Suite 2900
Los Angeles, California 90071
(213) 457-8116

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  |  |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
COOMBER INVESTMENTS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER:
0
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,028,151 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		0
PERSON

WITH:	10	SHARED DISPOSITIVE POWER:

7,028,151 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
7,028,151 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.86%*

14	TYPE OF REPORTING PERSON

CO

* See Item 5 of this Schedule

1	NAMES OF REPORTING PERSONS:
GOLDMAN INDUSTRIAL LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER:
0
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,028,151 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		0
PERSON

WITH:	10	SHARED DISPOSITIVE POWER:

7,028,151 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
7,028,151 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.86%*

14	TYPE OF REPORTING PERSON

CO

* See Item 5 of this Schedule

1	NAMES OF REPORTING PERSONS:
GUANGXI YUCHAI MACHINERY GROUP COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

China

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY		7,028,151 shares*
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		0
PERSON

WITH:	10	SHARED DISPOSITIVE POWER:

7,028,151 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
7,028,151 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
18.86%*

14	TYPE OF REPORTING PERSON

CO

* See Item 5 of this Schedule

The Statement on Schedule 13D dated November 13, 2002 relating to shares of Common Stock of China Yuchai International Limited (“CYI”) filed by Goldman Industrial Ltd. (“Goldman”) and Coomber Investment Limited (“Coomber”) with the United States Securities and Exchange Commission (the “Commission”) on December 16, 2002, as amended by Schedule 13D (Amendment No. 1) filed with the Commission on June 23, 2003 by Goldman, Coomber, Zhong Lin Development Company Limited (“Zhong Lin”), Guangxi Yuchai Machinery Group Company (formerly referred to in such Schedule 13D as “Guangxi Yuchai Machinery State Holding Company” and referred to herein as “GY Group”), Qin Xiaocong (“Qin”), Zhu Guoxin (“Zhu”) and Yuan Xucheng (“Yuan”), Schedule 13D (Amendment No. 2) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on July 9, 2003, Schedule 13D (Amendment No. 3) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on August 5, 2003, Schedule 13D (Amendment No. 4) filed with the Commission by Goldman Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on December 23, 2003, Schedule 13D (Amendment No. 5) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on March 15, 2004, Schedule 13D (Amendment No. 6) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on February 15, 2005, Schedule 13D (Amendment No. 7) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on April 18, 2005, Schedule 13D (Amendment No. 8) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on August 9, 2006, and Schedule 13D (Amendment No. 9) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu, Yuan, Zhang Shiyong and Du Futian on September 29, 2006 (removing Zhong Lin, Qin and Zhu as Reporting Persons and adding Zhang Shiyong and Du Futian as Reporting Persons) is hereby amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 10) have the meanings set forth in Schedule 13D (Amendment No. 1) filed by Goldman and Coomber.

Item 2                                Identity and Background

Information appearing in Item 2 is supplemented as follows:

On June 25, 2008, Yuan, Zhang Shiyong and Du Futian transferred their shares of Goldman, representing all of the issued and outstanding shares of Goldman, to GY Group.  As a result, each of Yuan, Zhang Shiyong and Du Futian no longer is a Reporting Person. On September 29, 2006, Yuan resigned as director of Coomber and on April 15, 2011, Yuan resigned as director of Goldman. Also on April 15, 2011, Zhang Shiyong and Du Futian resigned as directors of Goldman and of Coomber.

On January 27, 2010, Mr. Han Yiyong was named a director of Coomber.  On May 7, 2010, Mr. Han Yiyong was named a director of CYI.  On April 15, 2011, Ms. Wang Hong and Mr. Xu Feng were named directors of Coomber.  On April 15, 2011, Mr. Han Yiyong, Ms. Wang Hong and Mr. Xu Feng were named directors of Goldman.  On July 15, 2011, Ms. Wang Hong was named a director of CYI.

The table below sets forth a list of all current directors and executive officers of Coomber and Goldman.  Each person listed is a PRC citizen.  The address of both Coomber and Goldman is 88 Tianqiao West Road, Yuzhou District, Yulin City, Guangxi, China.

Name	Occupation
Han Yiyong	Director of CYI, Director of Coomber, Director of Goldman, and Director and Company Secretary of Guangxi Yuchai Machinery Company Limited
Wang Hong	Director of CYI, Director of Coomber, Director of Goldman, and Director and General Accountant of GY Group
Xu Feng	Director of Coomber, Director of Goldman, and manager of GY Group

The table below sets forth a list of all current directors and executive officers of GY Group.  Each person listed is a PRC citizen.  The address of GY Group is Yulin City, Guangxi Zhuang Autonomous Region, PRC.

Name	Occupation
Yan Ping	Director, Chairman of the Board
Gu Tangsheng	Director, President
Guo Deming	Director
Li Tiansheng	Director
Wu Qiwei	Director
Wang Hong	Director and General Accountant
Liang Ping	Director
Zeng Shiqiang	Director
Xie Yuqiang	Director
Li Hanyang	Director
Liang Heping	Director
Liang Qingyan	Director
Shen Jie	Chief Engineer
Su Peng	Vice President
Zhou Shunhai	Vice President

Item 3                                Source and Amount of Funds or Other Consideration

The source of the funds used to purchase of shares of Common Stock set forth in Item 5 below was working capital of Coomber.

Item 4                                Purpose of Transaction

The shares of Common Stock set forth in Item 5 below were acquired for investment purposes. The Reporting Persons presently do not have any definitive plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may make additional purchases of Common Stock of CYI either in the open market or in private transactions depending on their evaluation of CYI's business, prospects and financial condition, the market for the Common Stock, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investment in the Common Stock.

Item 5                                Interest in Securities of the Issuer

Information in Item 5 is supplemented as follows:

As a result of the events described in Item 2 above, Yuan, Zhang Shiyong and Du Futian no longer are Reporting Persons and all the shares of Goldman are now owned by GY Group.

As of the filing date of this Schedule 13D (Amendment No. 10), 7,028,151 shares of Common Stock are beneficially owned by the Reporting Persons, representing approximately 18.86% of the 37,267,673 outstanding shares of Common Stock, based on the number of outstanding shares of Common Stock reported in CYI’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Commission on May 9, 2011.

Each of the Reporting Persons who is an individual disclaims any beneficial interest in shares of Common Stock reported in this Schedule 13D (Amendment No. 10).

Since the filing date of the Schedule 13D (Amendment No. 9) on September 29, 2006, the Reporting Persons have effected the following purchase of shares of Common Stock.

Date of Purchase	Number of Shares of Common Stock Purchased	Average Price per Share Purchased (US$)	Manner of Purchase
8/10/2011	13,456	14.74	Open market transaction
8/11/2011	14,556	15.09	Open market transaction
9/27/2011	30,000	14.85	Open market transaction
11/18/2011	34,000	13.21	Open market transaction
11/21/2011	41,000	13.20	Open market transaction
11/22/2011	41,000	13.72	Open market transaction
11/23/2011	93,547	13.88	Open market transaction
11/25/2011	16,144	14.00	Open market transaction
11/29/2011	4,350	13.98	Open market transaction
12/12/2011	9,209	14.00	Open market transaction
12/13/2011	15,770	13.97	Open market transaction
12/14/2011	5,796	13.66	Open market transaction

Except as set forth above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

Item 7                      Material to be Filed as Exhibits

Joint Filing Agreement dated February 13, 2012

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

COOMBER INVESTMENTS LIMITED

By: /s/ XU FENG
Name: Xu Feng
Title: Director

GOLDMAN INDUSTRIAL LTD.

By: /s/ XU FENG
Name: Xu Feng
Title: Director

GUANGXI YUCHAI MACHINERY GROUP COMPANY

By: /s/ GUO DEMING
Name: Guo Deming
Title: Director